FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of July 2004

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.

Form 20-F ___X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "yes" is marked, indicate below this file number assigned to
the registrant in connection with Rule 12g-3-2(b): _____

This Current Report on Form 6-K is incorporated by reference into the
Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.

Kerzner International Limited 6K

Kerzner International Limited, through a wholly owned subsidiary, owns a 37.5% membership interest in BLB Investors, L.L.C. ("BLB"), a Delaware limited liability company, which announced on April 20, 2004 that it had announced the terms of a recommended increased cash offer for the entire issued and to be issued share capital of Wembley plc not already owned by BLB. As the level of acceptance received did not satisfy the condition of the offer and the offer has lapsed and is no longer available for acceptance, BLB has decided not to extend the offer. Neither this submission nor the press release that BLB issued on July 5, 2004 in London, attached as Exhibit 99(1) hereto, are intended to constitute an offer or a solicitation of an offer.

Forward-Looking Statements

This report contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in Kerzner's public filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2004   <u>KERZNER INTERNATIONAL LIMITED</u>

By:	/s/John R. Allison
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

<u>Exhibit</u>	<u>Description</u>
99(1)	Press Release on July 5, 2004 BLB Investors, L.L.C. Lapse of the cash offer for Wembley PLC

Exhibit 99(1)

BLB Investors L.L.C.

5th July, 2004

BLB INVESTORS, L.L.C.

LAPSE OF THE CASH OFFER FOR WEMBLEY PLC

On 20th April, 2004, the management committee of BLB Investors and the Wembley Board announced the terms of a recommended cash offer for the entire issued and to be issued share capital of Wembley not already owned by BLB Investors, to be made by JPMorgan on behalf of BLB Acquisition and, inside the United States, by BLB Acquisition. The Offer Document was posted to Wembley Shareholders on 1st May, 2004.

It was a condition of the Offer (the **Acceptance Condition**) that BLB Acquisition received valid acceptances of the Offer by 3.00 p.m. (London time) on 3rd July, 2004 in respect of not less that 90 per cent. in nominal value of the Wembley shares to the Offer related.

As at 3.00 p.m. (London time) on 3rd July, 2004, valid acceptances of the Offer had been received in respect of 21,164,584 Wembley Shares, representing approximately 78.3 per cent. of the shares to which the Offer related.

BLB Acquisition has decided not to extend the Offer. The level of acceptances received as at 3rd July, 2004 did not satisfy the Acceptance Condition and the Offer has therefore lapsed and is no longer available for acceptance.

BLB Acquisition believes that among other things, since the posting of the Offer Document, the political environment in which the Lincoln Park Business operates has become highly uncertain.

Commenting today, Jeff Dishner of BLB Acquisition said:

"We are clearly disappointed at this outcome. However, BLB Acquisition remains a 22 per cent. shareholder in Wembley and is committed to working with Wembley to maximise shareholder value over the long term."

Enquiries:

Tulchan Communications	Tel: +44 (0) 20 7353 4200
Andrew Honnor	

Prior to the announcement of the Offer, BLB Acquisition had acquired 7,732,500 Wembley Shares from Active Value (representing approximately 22.2 per cent. of Wembley's issued share capital), all at a price of 800 pence for each Wembley Share. Accordingly, as at 3.00 p.m. (London time) on 3rd July, 2004, BLB Acquisition had either acquired or received valid acceptances of the Offer in respect of 28,897,084 Wembley Shares representing approximately 83.1 per cent. of the existing issued share capital of Wembley.

Save as disclosed in this announcement or in the Offer Document, neither BLB Investors nor any persons acting or deemed to be acting in concert with BLB Investors held any Wembley Shares (or rights over any Wembley Shares) prior to the Offer Period and neither BLB Investors nor any persons acting or deemed to be acting in concert with BLB Investors have acquired or agreed to acquire any Wembley Shares (or rights over any Wembley Shares) since the commencement of the Offer Period.

Terms defined in the Offer Document bear the same meanings herein.

The Offer was not made, directly or indirectly, in or into Australia, Canada or Japan and the Offer was not capable of acceptance from or within Australia, Canada or Japan. Accordingly, copies of this announcement and any related documents are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada or Japan. Persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions.

The Offer in the United States was made solely by BLB Acquisition, and neither JPMorgan nor any of its respective affiliates was making the Offer in the United States.